Exhibit 99.2

SEA LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2018 AND 2019

SEA LIMITED

INDEX TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS

Page

Unaudited Interim Condensed Consolidated Financial Statements

Unaudited Interim Condensed Consolidated Balance Sheets as of December 31, 2018 and September 30, 2019	1 – 4

Unaudited Interim Condensed Consolidated Statements of Operations for the Nine Months Ended September 30, 2018 and 2019	5 – 6

Unaudited Interim Condensed Consolidated Statements of Comprehensive Loss for the Nine Months Ended September 30, 2018 and 2019	7

Unaudited Interim Condensed Consolidated Statements of Cash Flows for the Nine Months Ended September 30, 2018 and 2019	8 – 9

Unaudited Interim Condensed Consolidated Statements of Changes in Shareholders’ Equity (Deficit) for the Nine Months Ended September 30, 2018 and 2019	10 – 12

Notes to the Unaudited Interim Condensed Consolidated Financial Statements	13 – 37

SEA LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS
(Amounts expressed in thousands of US dollars (“$”))

	Note	As of December 31, 2018	As of September 30, 2019
		$	$
ASSETS
Current assets
Cash and cash equivalents		1,002,841	2,297,187
Restricted cash		254,100	360,065
Accounts receivable, net		97,782	138,198
Prepaid expenses and other assets		312,387	489,272
Inventories, net		37,689	21,372
Short-term investments	6	690	9,416
Amounts due from related parties		5,224	2,277
Total current assets		1,710,713	3,317,787

Non-current assets
Property and equipment, net	3	192,357	294,783
Operating lease right-of-use assets, net	4	−	168,366
Intangible assets, net	5	12,887	14,914
Long-term investments	6	111,022	99,086
Prepaid expenses and other assets		69,065	66,330
Restricted cash		2,371	16,583
Deferred tax assets		63,302	73,100
Goodwill		30,952	30,952
Total non-current assets		481,956	764,114
Total assets		2,192,669	4,081,901

SEA LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS (continued)
(Amounts expressed in thousands of US dollars (“$”))

	Note	As of December 31, 2018	As of September 30, 2019
		$	$
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable (including accounts payable of the Consolidated VIEs without recourse to the primary beneficiaries of $5,095 and $8,050 as of December 31, 2018 and September 30, 2019, respectively)		37,163	48,124
Accrued expenses and other payables (including accrued expenses and other payables of the Consolidated VIEs without recourse to the primary beneficiaries of $236,883 and $75,615 as of December 31, 2018 and September 30, 2019, respectively)		636,880	826,887
Advances from customers (including advances from customers of the Consolidated VIEs without recourse to the primary beneficiaries of $4,832 and $4,150 as of December 31, 2018 and September 30, 2019, respectively)		29,355	50,203
Amount due to related parties (including amount due to related parties of the Consolidated VIEs without recourse to the primary beneficiaries of $1,297 and $685 as of December 31, 2018 and September 30, 2019, respectively)		46,025	45,959
Short-term borrowings (including short-term borrowings of the Consolidated VIEs without recourse to the primary beneficiaries of $856 and $1,307 as of December 31, 2018 and September 30, 2019, respectively)		856	1,307
Operating lease liabilities (including operating lease liabilities of the Consolidated VIEs without recourse to the primary beneficiaries of Nil and $8,646 as of December 31, 2018 and September 30, 2019, respectively)	4	−	49,729
Deferred revenue (including deferred revenue of the Consolidated VIEs without recourse to the primary beneficiaries of $119,219 and $132,253 as of December 31, 2018 and September 30, 2019, respectively)		426,675	990,677
Convertible notes (including convertible notes of the Consolidated VIEs without recourse to the primary beneficiaries of Nil and Nil as of December 31, 2018 and September 30, 2019, respectively)	7	−	22,706
Income tax payable (including income tax payable of the Consolidated VIEs without recourse to the primary beneficiaries of $1,785 and $4,889 as of December 31, 2018 and September 30, 2019, respectively)		9,539	16,138
Total current liabilities		1,186,493	2,051,730

SEA LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS (continued)
(Amounts expressed in thousands of US dollars (“$”))

	Note	As of December 31, 2018	As of September 30, 2019
		$	$
Non-current liabilities
Accrued expenses and other payables (including accrued expenses and other payables of the Consolidated VIEs without recourse to the primary beneficiaries of $1,630 and $1,369 as of December 31, 2018 and September 30, 2019, respectively)		7,894	22,633
Long-term borrowings (including long-term borrowings of the Consolidated VIEs without recourse to the primary beneficiaries of $1,026 and $633 as of December 31, 2018 and September 30, 2019, respectively)		1,026	633
Operating lease liabilities (including operating lease liabilities of the Consolidated VIEs without recourse to the primary beneficiaries of Nil and $21,822 as of December 31, 2018 and September 30, 2019, respectively)	4	−	134,293
Deferred revenue (including deferred revenue of the Consolidated VIEs without recourse to the primary beneficiaries of $72,439 and $55,091 as of December 31, 2018 and September 30, 2019, respectively)		171,262	164,976
Convertible notes (including convertible notes of the Consolidated VIEs without recourse to the primary beneficiaries of Nil and Nil as of December 31, 2018 and September 30, 2019, respectively)	7	1,061,796	445,936
Deferred tax liabilities (including deferred tax liabilities of the Consolidated VIEs without recourse to the primary beneficiaries of Nil and Nil as of December 31, 2018 and September 30, 2019, respectively)		679	791
Unrecognized tax benefits (including unrecognized tax benefits of the Consolidated VIEs without recourse to the primary beneficiaries of $2,522 and $743 as of December 31, 2018 and September 30, 2019, respectively)		2,974	1,409
Total non-current liabilities		1,245,631	770,671
Total liabilities		2,432,124	2,822,401

Commitments and contingencies	15

SEA LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS (continued)
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

	Note	As of December 31, 2018	As of September 30, 2019
		$	$
Shareholders’ equity
Class A Ordinary shares (Par value of US$0.0005 per share; Authorized: 14,800,000,000 and 14,800,000,000 shares as of December 31, 2018 and September 30, 2019 respectively; Issued and outstanding: 190,423,065 and 311,068,949 shares as of December 31, 2018 and September 30, 2019, respectively)	8	94	154
Class B Ordinary shares (Par value of US$0.0005 per share; Authorized: 200,000,000 and 200,000,000 shares as of December 31, 2018 and September 30, 2019, respectively; Issued and outstanding: 152,175,703 and 152,175,703 shares as of December 31, 2018 and September 30, 2019, respectively)		76	76
Additional paid-in capital		1,809,232	4,505,967
Accumulated other comprehensive income (loss)		15,199	(6,979)
Statutory reserves		46	46
Accumulated deficit		(2,067,786)	(3,246,796)
Total Sea Limited shareholders’ (deficit) equity		(243,139)	1,252,468
Non-controlling interests		3,684	7,032
Total shareholders’ (deficit) equity		(239,455)	1,259,500
Total liabilities and shareholders’ equity		2,192,669	4,081,901

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

SEA LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(Amounts expressed in thousands of US dollars (“$”))

	Note	For the Nine Months ended September 30,
		2018	2019
		$	$
Revenue
Service revenue
Digital entertainment		331,207	731,935
E-commerce and other services		157,693	526,144

Sales of goods		54,844	140,075

Total revenue		543,744	1,398,154

Cost of revenue
Cost of service
Digital entertainment		(189,513)	(296,788)
E-commerce and other services		(275,052)	(612,833)

Cost of goods sold		(56,462)	(148,465)

Total cost of revenue		(521,027)	(1,058,086)

Gross profit		22,717	340,068

Operating income (expenses):
Other operating income		5,508	9,875
Sales and marketing expenses		(497,528)	(627,803)
General and administrative expenses		(153,621)	(276,160)
Research and development expenses		(40,887)	(107,167)

Total operating expenses		(686,528)	(1,001,255)

Operating loss		(663,811)	(661,187)
Interest income		8,567	24,539
Interest expense		(21,413)	(31,041)
Investment gain, net		9,374	4,817
Changes in fair value of 2017 convertible notes		(19,928)	(466,102)
Foreign exchange gain		5,304	5,583

Loss before income tax and share of results of equity investees		(681,907)	(1,123,391)
Income tax expense	10	(1,095)	(49,853)
Share of results of equity investees		(1,974)	(2,558)

Net loss		(684,976)	(1,175,802)

Net loss (profit) attributable to non-controlling interests		358	(3,208)

Net loss attributable to Sea Limited’s ordinary shareholders		(684,618)	(1,179,010)

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

SEA LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (continued)
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

	Note	For the Nine Months ended September 30,
		2018	2019
		$	$
Loss per share:
Basic and diluted	11	(2.03)	(2.75)

Shares used in loss per share computation:
Basic and diluted		337,804,410	428,606,948

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

SEA LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(Amounts expressed in thousands of US dollars (“$”))

	For the Nine Months ended September 30,
	2018	2019
	$	$
Net loss	(684,976)	(1,175,802)

Other comprehensive income (loss), net of tax:
Foreign currency translation adjustments:
Translation loss	(14,202)	(5,546)

Net change	(14,202)	(5,546)

Available-for-sale debt securities:
Change in unrealized gain (loss)	26,400	(16,580)

Net change	26,400	(16,580)

Total other comprehensive income (loss), net of tax	12,198	(22,126)

Total comprehensive gain (loss) attributable to non-controlling interests	501	(3,260)

Total comprehensive loss attributable to Sea Limited’s ordinary shareholders	(672,277)	(1,201,188)

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

SEA LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts expressed in thousands of US dollars (“$”))

	For the Nine Months ended September 30,
	2018	2019
	$	$
Cash flows from operating activities
Net loss	(684,976)	(1,175,802)
Adjustments to reconcile net loss to net cash used in operating activities:
Amortization of intangible assets	15,926	3,333
Depreciation of property and equipment	36,199	83,718
Impairment loss on investments	854	1,087
Gain on disposal of investments	(7,685)	(12)
Gain on disposal of equity investees	–	(117)
Share of results of equity investees	1,974	2,558
Share-based compensation	42,063	82,134
Deferred income tax	(13,112)	(8,368)
Changes in fair value of 2017 Convertible Notes	19,928	466,102
Amortization of discount on 2018 Convertible Notes	7,554	20,856
Net foreign exchange differences	(9,209)	(10,211)
Others	2,217	4,128
Operating cash flows before changes in working capital:	(588,267)	(530,594)

Inventories	(10,875)	16,917
Accounts receivable	(1,454)	(41,766)
Prepaid expenses and other assets	(102,415)	(178,547)
Amounts due from related parties	(3,402)	2,905
Operating lease right-of-use assets	–	(51,378)
Accounts payable	17,730	10,913
Accrued expenses and other payables	233,706	223,142
Advances from customers	(186)	20,583
Operating lease liabilities	–	58,771
Deferred revenue	100,254	559,963
Income tax payable	(1,500)	6,511
Amount due to related parties	(620)	243
Net cash (used in) generated from operating activities	(357,029)	97,663

Cash flows from investing activities

Purchase of property and equipment	(114,129)	(197,493)
Purchase of intangible assets	(4,124)	(5,757)
Purchase of investments	(64,259)	(18,309)
Proceeds from disposal of property and equipment	889	1,088
Proceeds from disposal of investments	22,685	640
Distribution from investments	–	293
Net cash used in investing activities	(158,938)	(219,538)

SEA LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)
(Amounts expressed in thousands of US dollars (“$”))

	For the Nine Months ended September 30,
	2018	2019
	$	$
Cash flows from financing activities
Proceeds from issuance of convertible debts, net	564,938	–
Repayment of borrowings	(1,982)	(809)
Proceeds from borrowings	–	868
Proceeds from disposal of a subsidiary without a loss of control	3,527	–
Proceeds from issuance of ordinary shares, net	4,391	1,535,408
Acquisition of non-controlling interests	(25,768)	–
Contribution by non-controlling interest	–	88
Principal payments under finance lease obligations	–	(1,005)
Net cash generated from financing activities	545,106	1,534,550

Effect of foreign exchange rate changes on cash, cash equivalents and restricted cash	(14,739)	1,848
Net increase in cash, cash equivalents and restricted cash	14,400	1,414,523
Cash, cash equivalents and restricted cash at beginning of the period	1,444,978	1,259,312
Cash, cash equivalents and restricted cash at end of the period	1,459,378	2,673,835

Supplement disclosures of cash flow information:
Income taxes paid	(15,708)	(52,996)
Interest paid	(38,960)	(6,952)
Interest received	8,567	24,539

Supplement disclosures of non-cash activities:
Purchase of property and equipment included in accrued expenses and other payables	534	(17,149)
Purchase of intangible assets included in accrued expenses and other payables	538	(419)
Purchase of property and equipment included in prepayments	180	2,445
Purchase of intangible assets included in prepayments	21	56
Conversion of 2017 Convertible Notes	(48,975)	(1,080,112)

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

SEA LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT)
(Amounts expressed in thousands of US dollars (“$”) except for number of shares)

	No of ordinary shares	Ordinary shares	Additional paid-in capital	Accumulated other comprehensive income	Statutory reserves	Accumulated deficit	Total Sea Limited shareholders’ equity	Non- controlling interests	Total shareholders’ equity
		$	$	$	$	$	$	$	$
Balance as of January 1, 2018	334,966,213	167	1,564,656	10,701	46	(1,106,545)	469,025	6,106	475,131

Comprehensive loss:
Net loss for the period	–	–	–	–	–	(684,618)	(684,618)	(358)	(684,976)
Foreign currency translation adjustments	–	–	–	(14,059)	–	–	(14,059)	(143)	(14,202)
Net change in unrealized gain on available-for sale debt security	–	–	–	26,400	–	–	26,400	–	26,400
Acquisition of non-controlling interests	–	–	(21,047)	–	–	–	(21,047)	(4,721)	(25,768)
Disposal of a subsidiary without a loss of control	–	–	1,348	–	–	–	1,348	2,179	3,527
Conversion of 2017 Convertible Notes into Class A ordinary shares	3,592,415	2	48,973	–	–	–	48,975	–	48,975
Equity component of conversion option of 2018 Convertible Notes	–	–	152,714	–	–	–	152,714	–	152,714
Shares issued to depositary bank	3,200,000	–	–	–	–	–	–	–	–
Exercise of share options	1,937,547	1	4,391	–	–	–	4,392	–	4,392
Restricted share units issued	43,000	–	–	–	–	–	–	–	–
Share-based compensation	–	–	41,975	–	–	–	41,975	–	41,975
Settlement of share options exercised with shares held by depositary bank	(727,907)	–	–	–	–	–	–	–	–
Balance as of September 30, 2018	343,011,268	170	1,793,010	23,042	46	(1,791,163)	25,105	3,063	28,168

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

SEA LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT)
(Amounts expressed in thousands of US dollars (“$”) except for number of shares)

	No of ordinary shares	Ordinary shares	Additional paid-in capital	Accumulated other comprehensive income	Statutory reserves	Accumulated deficit	Total Sea Limited shareholders’ equity (deficit)	Non- controlling interests	Total shareholders’ equity (deficit)
		$	$	$	$	$	$	$	$
Balance as of September 30, 2018	343,011,268	170	1,793,010	23,042	46	(1,791,163)	25,105	3,063	28,168

Comprehensive loss:
Net loss for the period	–	–	–	–	–	(276,623)	(276,623)	565	(276,058)
Foreign currency translation adjustments	–	–	–	288	–	–	288	56	344
Net change in unrealized loss on available-for-sale debt security	–	–	–	(8,131)	–	–	(8,131)	–	(8,131)
Exercise of share options	180,100	–	182	–	–	–	182	–	182
Restricted share units issued	25,000	–	–	–	–	–	–	–	–
Share-based compensation	–	–	16,040	–	–	–	16,040	–	16,040
Settlement of share incentives with shares held by depositary bank	(205,100)	–	–	–	–	–	–	–	–
Cancellation of shares for unvested restricted share awards	(412,500)	–	–	–	–	–	–	–	–
Balance as of December 31, 2018	342,598,768	170	1,809,232	15,199	46	(2,067,786)	(243,139)	3,684	(239,455)

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

SEA LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT) (continued)
(Amounts expressed in thousands of US dollars (“$”) except for number of shares)

	Note	No of ordinary shares	Ordinary shares	Additional paid-in capital	Accumulated other comprehensive loss	Statutory reserves	Accumulated deficit	Total Sea Limited shareholders’ equity	Non- controlling interests	Total shareholders’ equity
			$	$	$	$	$	$	$	$
Balance as of January 1, 2019		342,598,768	170	1,809,232	15,199	46	(2,067,786)	(243,139)	3,684	(239,455)

Comprehensive loss:
Net loss for the period		–	–	–	–	–	(1,179,010)	(1,179,010)	3,208	(1,175,802)
Foreign currency translation adjustments		–	–	–	(5,598)	–	–	(5,598)	52	(5,546)
Net change in unrealized loss on available-for sale debt security		–	–	–	(16,580)	–	–	(16,580)	–	(16,580)
Conversion of 2017 convertible notes into Class A ordinary shares	7	45,645,884	23	1,080,089	–	–	–	1,080,112	–	1,080,112
Issuance of Class A ordinary shares, net of issuance costs	8	69,000,000	35	1,517,923	–	–	–	1,517,958	–	1,517,958
Capital contributed by non-controlling interest		–	–	–	–	–	–	–	88	88
Shares issued to depositary bank		6,000,000	–	–	–	–	–	–	–	–
Exercise of share options		3,467,852	1	17,448	–	–	–	17,449	–	17,449
Restricted share units issued		1,651,629	1	–	–	–	–	1	–	1
Share-based compensation		–	–	81,275	–	–	–	81,275	–	81,275
Settlement of share options exercised with shares held by depositary bank		(5,119,481)	–	–	–	–	–	–	–	–
Balance as of September 30, 2019		463,244,652	230	4,505,967	(6,979)	46	(3,246,796)	1,252,468	7,032	1,259,500

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

SEA LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

1.	BASIS OF PRESENTATION

The unaudited interim condensed consolidated financial statements of Sea Limited (the “Company”), its subsidiaries and variable interest entities (“VIEs”) have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) for interim financial information using accounting policies that are consistent with those used in the preparation of the Company’s audited consolidated financial statements for the year ended December 31, 2018. Accordingly, these unaudited interim condensed consolidated financial statements do not include all of the information and footnotes required by U.S. GAAP for annual financial statements.

In the opinion of the Company’s management, the accompanying unaudited interim condensed consolidated financial statements contain all normal recurring adjustments necessary to present fairly the financial position, operating results and cash flows of the Company for each of the periods presented. The results of operations for the nine months ended September 30, 2018 and 2019 are not necessarily indicative of results to be expected for any other interim period or for the year ending December 31, 2019. The condensed consolidated balance sheet as of December 31, 2018 was derived from the audited consolidated financial statements, but does not include all of the disclosures required by U.S. GAAP for annual financial statements. These unaudited condensed consolidated financial statements and the notes thereto should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2018.

VIE disclosures

The aggregate carrying amounts of the total assets and total liabilities of the VIEs as of September 30, 2019 were $549,483 and $658,142, respectively (December 31, 2018: $479,255 and $789,694, respectively). There were no pledges or collateralization of the VIEs’ assets. Creditors of the VIEs have no recourse to the general credit of the primary beneficiaries of the VIEs, and such amounts have been parenthetically presented on the face of the consolidated balance sheets. The VIEs hold certain assets, including land, data servers and related equipment for use in their operations. The VIEs do not own any facilities except for the rental of certain office premises and data centers from third parties under operating lease arrangements. They also hold certain value-added technology licenses, registered copyrights, trademarks and registered domain names, including the official website, which are also considered as revenue-producing assets. However, none of such assets was recorded on the Company’s unaudited interim condensed consolidated balance sheets as such assets were all acquired or internally developed with insignificant cost and expensed as incurred. In addition, the Company also hires a sales and marketing as well as a research and development workforce for its daily operations and such costs are expensed when incurred. The Company has not provided any financial or other support that it was not previously contractually required to provide to the VIEs during the periods presented.

SEA LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

1.	BASIS OF PRESENTATION (continued)

VIE disclosures (continued)

The following tables represent the financial information of the VIEs as of December 31, 2018 and September 30, 2019 and for the nine months ended September 30, 2018 and 2019 before eliminating the inter-company balances and transactions between the VIEs and other entities within the group:

	As of December 31, 2018	As of September 30, 2019
	$	$
ASSETS:
Current assets:
Cash and cash equivalents	144,155	147,253
Restricted cash	111,433	176,060
Accounts receivable, net	5,635	5,319
Prepaid expenses and other assets	74,954	23,581
Inventories, net	8,635	7,714
Short-term investment	690	9,416
Amounts due from inter-companies(1)	40,209	42,923
Total current assets	385,711	412,266

Non-current assets:
Property and equipment, net	29,404	46,468
Operating lease right-of-use assets, net	−	29,125
Intangible assets, net	438	279
Long-term investments	12,131	12,636
Prepaid expenses and other assets	17,869	14,729
Restricted cash	100	100
Deferred tax assets	33,602	33,880
Total non-current assets	93,544	137,217
TOTAL ASSETS (2)	479,255	549,483

SEA LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

1.	BASIS OF PRESENTATION (continued)

VIE disclosures (continued)

	As of December 31, 2018	As of September 30, 2019
	$	$
LIABILITIES:
Current liabilities:
Accounts payable	5,095	8,050
Accrued expenses and other payables	236,883	75,615
Advances from customers	4,832	4,150
Amount due to related parties	1,297	685
Short-term borrowings	856	1,307
Operating lease liabilities	−	8,646
Deferred revenue	119,219	132,253
Income tax payable	1,785	4,889
Amounts due to inter-companies(1)	83,927	333,791
Total current liabilities	453,894	569,386

Non-current liabilities:
Accrued expenses and other payables	1,630	1,369
Long-term borrowings	1,026	633
Operating lease liabilities	−	21,822
Deferred revenue	72,439	55,091
Amount due to inter-companies(1)	258,183	9,098
Unrecognized tax benefits	2,522	743
Total non-current liabilities	335,800	88,756
Total liabilities	789,694	658,142

	For the Nine Months ended September 30,
	2018	2019
	$	$
Revenue
- Third party customers	238,578	300,036
- Inter-companies	34,774	75,188

Net (loss) profit	(64,184)	4,003

	For the Nine Months ended September 30,
	2018	2019
	$	$
Net cash generated from (used in) operating activities	27,010	(93,077)
Net cash used in investing activities	(29,392)	(35,393)
Net cash generated from financing activities	104,710	173,716

SEA LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

1.	BASIS OF PRESENTATION (continued)

VIE disclosures (continued)

(1)
Amounts due from or to inter-companies consist of inter-company receivables or payables to the other companies within the group arising from inter-company transactions and funds advanced for working capital purpose.

(2)	These assets can be used only to settle the obligations of the respective VIEs.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Principles of Consolidation

The unaudited interim condensed consolidated financial statements include the financial statements of the Company, its subsidiaries and the VIEs for which the Company or a subsidiary of the Company is the primary beneficiary. All significant inter-company transactions and balances between the Company, its subsidiaries and the VIEs are eliminated upon consolidation.

(b)	Use of estimates

The preparation of unaudited interim condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the unaudited interim condensed consolidated financial statements and the reported amounts of revenues and expenses during the period. Areas where management uses subjective judgment include, but are not limited to, revenue recognition, estimating the useful lives and impairment assessment of long-lived assets and goodwill, accounting for and impairment assessment of investments, impairment assessment of accounts receivable and other receivables, accounting for deferred income taxes, accounting for share-based compensation arrangements and accounting for the Company’s financial instruments where the Company is the issuer. Changes in facts and circumstances may result in revised estimates. Actual results could differ from those estimates, and as such, differences may be material to the consolidated financial statements.

SEA LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(c)	Fair value of financial instruments

The carrying amounts of financial assets and liabilities, such as cash and cash equivalents, restricted cash (current), accounts receivable, other receivables within prepaid expenses and other current assets, accounts payable, short term bank borrowings, balances with related parties and other payables, approximate their fair values because of the short maturity of these instruments. The carrying amounts of restricted cash (non-current) and long-term bank borrowings approximate their fair values since they bear interest rates which approximate market interest rates. Available-for-sale debt securities are initially recognized at acquisition cost and subsequently remeasured at the end of each reporting period with the change in fair value recognized in accumulated other comprehensive income (loss). Convertible debts consisted of 2017 Convertible Notes and 2018 Convertible Notes as defined in Note 7 of the unaudited interim condensed consolidated financial statements. The 2017 Convertible Notes are initially recognized at cost and subsequently remeasured at the end of each reporting period with the change in fair value recognized in the current period earnings. For the 2018 Convertible Notes, the liability component of the convertible notes was initially measured at fair value and subsequently amortized to its redemption amount using the effective interest rate method. The Company, with the assistance of an independent third party valuation firm, determined the estimated fair value of its available-for-sale debt securities and convertible notes that are recognized in the consolidated financial statements.

(d)	Revenue recognition

Revenue is recognized upon transfer of control of promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled to for those goods or services. Revenue is measured based on the amount of consideration that the Company expects to receive reduced by discounts, incentives and rebates. Revenue also excludes any amounts collected on behalf of third parties, including sales taxes and indirect taxes.

The Company evaluates revenue from services and sale of goods to determine if it controls such services and goods to be the principal (i.e., report revenues on a gross basis) or agent (i.e., report revenues on a net basis). The key indicators that the Company evaluates in determining gross versus net treatment include, but are not limited to, (i) which party is primarily responsible for fulfilling the promise to provide the specified good or service; (ii) which party bears inventory risks before the specified good or service has been transferred to a customer; and (iii) which party has discretion in establishing the price for the specified good or service.

SEA LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(e)	Leases

On January 1, 2019, the Company adopted Topic 842 Leases using the modified retrospective approach and elected the package of practical expedients permitted under the transition guidance, which among other things, allowed the Company to carry forward the existing lease classification. In addition, leases with an initial term of 12 months or less are not recorded on the consolidated balance sheets and the Company recognized lease expense for these leases on a straight-line basis over the lease term.

The adoption of this new standard resulted in the recognition of operating lease right-of-use assets, operating lease liabilities (current) and operating lease liabilities (non-current) in the consolidated balance sheets without revising comparative information or disclosure, and has no impact to the consolidated statements of operations and cash flows.

Leases are classified at the inception date as either a finance lease or an operating lease. As the lessee, a lease is a finance lease if any of the following conditions exists: a) ownership is transferred to the lessee by the end of the lease term, b) there is a bargain purchase option, c) the lease term is at least 75% of the property’s estimated remaining economic life, or d) the present value of the minimum lease payments at the beginning of the lease term is 90% or more of the fair value of the leased property to the lessor at the inception date.

Finance lease assets are included in property and equipment, net, and finance lease liabilities are included in accrued expenses and other payables, current and non-current.

All other leases are accounted for as operating leases wherein rental payments are expensed on a straight-line basis over the periods of their respective leases. Operating leases (with an initial term of more than 12 months) are included in operating lease right-of-use (“ROU”) assets, operating lease liabilities (current), and operating lease liabilities (non-current) in the consolidated balance sheets. ROU assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. The Company utilizes a market-based approach to estimate the incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. The operating lease ROU asset also includes any lease payments made and excludes lease incentives. The lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option.

The Company has lease agreements with lease and non-lease components, which are generally accounted for separately. In addition, leases with an initial term of 12 months or less are not recorded on the consolidated balance sheets; the Company recognize lease expense for these leases on a straight-line basis over the lease term. Certain lease agreements contain rent holidays and escalating rent are considered when determining the straight-line rent expense to be recorded over the lease term. The lease term begins on the date of initial possession of the lease property for purposes of recognizing lease incentives.

SEA LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

3.	PROPERTY AND EQUIPMENT, NET

	As of
	December 31, 2018	September 30, 2019
	$	$
Computers	208,435	303,282
Office equipment, furniture and fittings	15,451	22,804
Leasehold improvements	63,781	115,983
Motor vehicles	5,074	9,165
Warehouse equipment	–	1,112
Land	–	20,459
Building	–	813
	292,741	473,618
Less: accumulated depreciation	(100,384)	(178,835)
	192,357	294,783

Depreciation expenses recognized for the nine months ended September 30, 2018 and 2019 were $36,199 and $83,718, respectively, and were included in the following captions:

	For the Nine Months ended September 30,
	2018	2019
	$	$
Cost of revenue	19,297	57,273
Sales and marketing expenses	3,053	2,228
General and administrative expenses	13,201	22,785
Research and development expenses	648	1,432
	36,199	83,718

No impairment loss had been recognized during the nine months ended September 30, 2018 and 2019, respectively.

SEA LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

4.	LEASES

The Company has entered into commercial operating and finance leases for the use of computers, offices and warehouses as lessee. The tenure of these leases ranges from 1 to 10 years. These leases have varying terms, escalation clauses and renewal rights.

The carrying amount of equipment recorded under finance leases included in “Property and equipment, net,” were Nil and $7,496 as of December 31, 2018 and September 30, 2019.

Information pertaining to lease amounts recognized in our consolidated financial statements is summarized as follows:

For the Nine Months ended September 30,
2019
$
Operating lease cost:
Operating lease cost	35,916
Short-term lease cost	2,993
38,909
Finance lease cost:
Amortization of lease assets	680
Interest on lease liabilities	319
999
Total lease cost	39,908

Supplemental cash flow information
Operating cash flows from operating leases	27,777
Right-of-use obtained in exchange for new operating lease liabilities	80,850
Right-of-use obtained in exchange for new finance lease liabilities	8,558

Weighted-average remaining lease term (years)
Operating leases	4.20
Finance leases	3.67

As of September 30, 2019, the weighted-average discount rate for operating and finance leases were 9.18% and 12.10% respectively.

SEA LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

4.	LEASES (continued)

	Operating leases	Finance leases
As of September 30, 2019:	$	$
Maturities of lease liabilities
2019 (October 1 – December 31)	10,984	719
2020	54,636	2,637
2021	50,726	2,468
2022	44,168	2,468
2023	36,843	1,028
2024	13,799	–
After 2024	17,672	–
Total lease payments	228,828	9,320
Less: Imputed interest	(44,806)	(1,781)
Present value of lease liabilities	184,022	7,539

As of September 30, 2019, the Company has additional operating leases, primarily for offices, that have not yet commenced of $34,745. These operating leases will commence between October 2019 and October 2020 with lease terms of 1 year to 5 years.

SEA LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

5.	INTANGIBLE ASSETS, NET

The following table presents the Company’s intangible assets as of the respective balance sheet dates:

	Licensing fee	IP right	Trademarks	Others	Total
	$	$	$	$	$
Balance at January 1, 2018	16,312	9,248	10,145	1,628	37,333
Additions	3,221	218	–	1,243	4,682
Amortization expense	(11,250)	(3,250)	(801)	(625)	(15,926)
Exchange differences	(251)	(126)	–	(44)	(421)
Balance at September 30, 2018	8,032	6,090	9,344	2,202	25,668
Additions	–	188	–	375	563
Amortization expense	(6,323)	(1,098)	(267)	(212)	(7,900)
Impairment	(112)	(5,054)	–	–	(5,166)
Disposal	–	–	–	(245)	(245)
Exchange differences	(29)	(2)	–	(2)	(33)
Balance at December 31, 2018	1,568	124	9,077	2,118	12,887
Additions	4,756	–	–	638	5,394
Amortization expense	(1,678)	(111)	(801)	(743)	(3,333)
Write-off	–	–	–	(4)	(4)
Exchange differences	(7)	–	–	(23)	(30)
Balance at September 30, 2019	4,639	13	8,276	1,986	14,914

The estimated aggregate amortization expenses for the remaining period of 2019 and each of the five succeeding fiscal years and thereafter are as follows:

	Licensing fee	IP right	Trademarks	Others	Total
	$	$	$	$	$
2019 (October 1 – December 31)	891	13	267	165	1,336
2020	2,536	–	1,068	838	4,442
2021	1,031	–	1,068	575	2,674
2022	181	–	1,068	342	1,591
2023	–	–	1,068	66	1,134
2024	–	–	1,068	–	1,068
Thereafter	–	–	2,669	–	2,669
	4,639	13	8,276	1,986	14,914

During the financial year, amortization method of certain licensing fee has been revised to accelerated method to better reflect its estimated consumption pattern.

SEA LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

6.            INVESTMENTS

The Company’s short-term investments comprise time deposits placed with financial institutions with maturity of more than three months. The carrying amount of the Company’s short-term deposits was $690 and $9,416 as of December 31, 2018 and September 30, 2019 respectively.

The Company’s long-term investments comprise the following:

Time deposits

The Company has time deposits placed with financial institutions with maturity of more than twelve months. The carrying amount of the Company’s long-time deposits was Nil and $151 as of December 31, 2018 and September 30, 2019 respectively.

Available-for-sale debt securities

The carrying amount of the Company’s long-term available-for-sale debt security investments was $70,374 and $52,707 as of December 31, 2018 and September 30, 2019, respectively. An impairment loss of $144 and $1,087 had been recognized during the nine months ended September 30, 2018 and 2019, respectively. The net unrealized fair value gain of $26,400 and net unrealized fair value loss of $16,580 related to the available-for-sale debt securities had been recognized in the consolidated statements of comprehensive loss as “other comprehensive income” during the nine months ended September 30, 2018 and 2019, respectively.

Equity securities

The carrying amount of the Company’s equity security investments was $14,339 and $15,349 as of December 31, 2018 and September 30, 2019, respectively. An impairment loss of $710 and Nil was recognised during the nine months ended September 30, 2018 and 2019, respectively.

SEA LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

6.            INVESTMENTS (continued)

Investment in equity investees

Set out below are movement of equity investments during the nine months ended September 30, 2018 and 2019 and full year ended December 31, 2018.

$
Balance at January 1, 2018	8,740
Additions	20,009
Share of results	(1,974)
Share of other comprehensive loss	(866)
Distribution from investment	(307)
Balance at September 30, 2018	25,602

Additions	4,863
Share of results	(1,092)
Share of other comprehensive loss	(231)
Distribution from investment	(271)
Impairment	(2,562)
Balance at December 31, 2018	26,309

Additions	8,422
Share of results	(2,558)
Share of other comprehensive loss	(490)
Distribution from investment	(281)
Disposal	(523)
Balance at September 30, 2019	30,879

7.            CONVERTIBLE NOTES

	As of
	December 31, 2018	September 30, 2019
	$	$
Current:
2017 Convertible Notes	–	22,706

Non-current:
2017 Convertible Notes	636,716	–
2018 Convertible Notes	425,080	445,936
	1,061,796	445,936

SEA LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

7.            CONVERTIBLE NOTES (continued)

(a)	2017 Convertible Notes

During the year ended December 31, 2017, the Company issued the convertible promissory notes (the “2017 Convertible Notes”), in the aggregate principal amount of $675,000 to nine new investors and an existing shareholder, at an interest rate of 5% per annum, compounded annually on the unconverted and unpaid principal amount until the first to occur of (i) the maturity date, subject to further extension at investors’ election, (ii) the last day of the lockup period related to the initial public offering (“IPO”), (iii) the date of any conversion of the convertible promissory note in full, and (iv) the date of any other repayment or redemption of the convertible promissory note in full. The 2017 Convertible Notes will mature on their respective third anniversary dates.

The noteholders have the right, at their option, to convert the outstanding principal amount of the 2017 Convertible Notes in whole or in part of a minimum of 50%, into fully paid and non-assessable ordinary shares of the Company at any time following the IPO closing date up to the maturity date if an IPO occurs, at a conversion price ranging from $13.13 to $14.26  calculated according to an agreed-upon formula which stipulates a discount to the IPO price based on a discount rate and the time period between the issuance dates of the relevant 2017 Convertible Notes and the IPO pricing date, subject to certain anti-dilution adjustments.

If an event of default as defined in the 2017 Convertible Notes were to occur, the outstanding obligation under the 2017 Convertible Notes would be immediately due and payable (“Contingent Redemption Option”). If the event of default is related to any failure by the Company to pay amounts due under the 2017 Convertible Notes for more than three days after the original due date of such payment, an interest of 20% in lieu of the original interest will accrue on the principal or interest that is overdue (“Contingent Interest Feature”).

Following the closing of the IPO on October 20, 2017, the American Depositary Shares (“ADSs”) representing the underlying Class A ordinary shares are publicly traded and the Conversion Option is subject to derivative accounting. The Company elected to use the fair value option which would require the hybrid instrument to be measured at fair value with any changes in fair value recognized in earnings.

During the nine months ended September 30, 2018 and September 30, 2019, certain noteholders had converted the outstanding principal amount of the 2017 Convertible Notes totalling $50,000 and $615,000 into 3,592,415 and 45,645,884 Class A ordinary shares, respectively.  For the nine months ended September 30, 2018 and 2019, the Company recorded a loss of $19,928 and $466,102, respectively, as changes in fair value of 2017 Convertible Notes (inclusive of extinguishment loss) in the consolidated statement of operations.

SEA LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

7.            CONVERTIBLE NOTES (continued)

(b)	2018 Convertible Notes

On June 18, 2018, the Company issued 2.25% convertible notes due July 1, 2023 (the “maturity date”), in an aggregate principal amount of $575,000 (the “2018 Convertible Notes”).

The 2018 Convertible Notes holders have the right, at their option, to convert the outstanding principal amount of the 2018 Convertible Notes, in whole or in part in integral multiples of $1 principal amount (i) upon satisfaction of one or more of the conversion conditions as defined in the indenture for the 2018 Convertible Notes prior to the close of business day immediately preceding January 1, 2023; or (ii) anytime on or after January 1, 2023 until the close of business on the second scheduled trading day immediately preceding the maturity date (the “Conversion Option”).

The initial conversion rate for the 2018 Convertible Notes is 50.5165 ADSs per $1,000 principal amount, equivalent to $19.80 per ADS, subject to the anti-dilution and make-whole fundamental change adjustments. Upon conversion, the Company has the right, at its option, to pay or deliver, either cash, ADSs, or a combination of cash and ADSs to the 2018 Convertible Notes holders (the “Holders”).

If certain events of default, changes in tax laws of the relevant taxing jurisdiction or fundamental change as defined in the indenture for the 2018 Convertible Notes were to occur, the outstanding obligations under the 2018 Convertible Notes could be immediately due and payable (the “Contingent Redemption Options”). The Company will pay additional interest, at its election, as the sole remedy relating to the failure to comply with certain reporting obligations as defined in the indenture of the 2018 Convertible Notes.  In addition, the 2018 Convertible Notes provide its holders with additional interest equal to the fair value of any cash dividends received by the holders of the Company’s ordinary shares. These features that potentially trigger additional interest payments are collectively referred to as the “Contingent Interest Features” hereinafter.

The Company evaluated and concluded that the embedded Conversion Option contained in the 2018 Convertible Notes was not required to be bifurcated because the Conversion Option is indexed to the Company’s ADSs and meets all additional conditions for equity classification. The Company also evaluated and concluded that the embedded Contingent Redemption Options were not required to be bifurcated because they are considered to be clearly and closely related to the debt host, as the 2018 Convertible Notes were not issued at a substantial discount and are redeemable at par.

The Company further evaluated and concluded that the embedded Contingent Interest Features are not considered to be clearly and closely related to the debt host and met the definition of a derivative. The Contingent Interest Features were not bifurcated from the 2018 Convertible Notes on the issuance date as they were insignificant. For the embedded contingent interest features not bifurcated from the 2018 Convertible Notes, the Company determined whether the additional interest payments need to be accrued as a liability in accordance with ASC 450. Since the likelihood of occurrence of such default events is remote, the Company determined that a liability was not probable and no accrual was made as of September 30, 2019. The Company will continue to assess the accrual for these additional interest payment liabilities at each reporting date.

SEA LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

7.            CONVERTIBLE NOTES (continued)

(b)	2018 Convertible Notes (continued)

The Company has accounted for the 2018 Convertible Notes under ASC 470-20 Cash Conversion Subsections. In accordance to ASC 470-20-30-27 to 28, the liability component of $410,926 was initially measured at its fair value, with the residual value of $152,714 allocated to the equity component and classified within Additional Paid-up Capital. The debt issuance costs of $11,360 were allocated to the liability and equity components in proportion to the allocation of proceeds and accounted for as debt and equity issuance costs, respectively. The liability component is subsequently amortized to its redemption amount using the effective interest method with an effective interest rate of 9.38% and the equity component is not remeasured.

During the nine months ended September 30, 2018 and 2019, the Company recognized total interest expense for coupon interest of $3,702 and $9,703 respectively and amortization of discount on the liability component amounted to $7,554 and $20,856, respectively.

8.            ORDINARY SHARES

The Company completed the follow-on offering in March 2019 and issued an aggregate of 69,000,000 ADSs, representing 69,000,000 Class A ordinary shares for total proceeds, net of issuance costs of $1,517,958.

9.            SHARE BASED COMPENSATION

The Company amended its 2009 share incentive plan (the “Plan”) in February 2018. Under the Plan, the Company may grant options, restricted share awards (“RSA”), restricted share units (“RSU”) or share appreciation rights (“SAR”) to its officers, employees, directors and other eligible persons (collectively known as “Eligible Persons”) of up to 83,000,000 Class A ordinary shares. The Plan is administered by an authorized administrator appointed by the Board of Directors of the Company set forth in the Plan (the “Plan Administrator”).

The maximum number of shares which may be issued pursuant to all awards under the Plan will increase on January 1 of each of 2019, 2020, 2021 and 2022 by 5% of the total number of ordinary shares of all classes of the Company outstanding on that day immediately before such annual increase pursuant to the Plan. With effect from January 1, 2019, the maximum number of shares which may be issued pursuant to all awards under the Plan increased to 100,129,938 Class A ordinary shares. On July 26, 2019, the maximum number of shares under the Plan was further increased to 103,129,938 Class A ordinary shares.

During the nine months ended September 30, 2019, the Company granted 15,327,884 options, 5,810,253 RSUs and 82,722 SARs to the Eligible Persons. All options granted have a contractual term of ten years. The options vest according to the stated vesting period in the grantee’s option agreement. The RSUs and SARs generally vest 25% on the first anniversary year from the stated vesting commencement date and the remaining 75% will vest in 12 substantially equal quarterly instalments.

SEA LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

9.            SHARE BASED COMPENSATION (continued)

The Company calculated the estimated fair value of the options on the respective grant dates using the Black-Scholes option pricing model with the following assumptions.

Granted in 2019
Risk-free interest rates	2.34% ~ 2.68%
Expected term	5.5 ~ 8.5 years
Expected volatility	33.0% ~ 35.0%
Expected dividend yield	–
Fair value of share options	$4.58 ~ $13.59

Total compensation expense relating to options, RSAs, RSUs and SARs granted to Eligible Persons after deducting forfeitures recognized for the nine months ended September 30, 2018 and 2019, respectively, is as follows:

	For the Nine Months ended September 30,
	2018	2019
	$	$
Share options:
Cost of revenue	968	212
Sales and marketing expenses	637	121
General and administrative expenses	28,404	49,309
Research and development expenses	866	437
	30,875	50,079

RSAs and RSUs:
Cost of revenue	1,429	1,158
Sales and marketing expenses	1,405	1,973
General and administrative expenses	5,786	20,712
Research and development expenses	2,480	7,353
	11,100	31,196

SARs:
Cost of revenue	16	192
Sales and marketing expenses	46	462
General and administrative expenses	26	198
Research and development expenses	–	7
	88	859
Total	42,063	82,134

SEA LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

10.          INCOME TAX EXPENSE

The Company recorded an income tax expense of $1,095 and $49,853, respectively, for the nine months ended September 30, 2018 and 2019, respectively.

Income tax expense comprises:

	For the Nine Months ended September 30,
	2018	2019
	$	$
Income tax	4,955	36,786
Deferred tax	(13,112)	(8,368)
Withholding tax expense	9,252	21,435
	1,095	49,853

11.          LOSS PER SHARE

Basic and diluted loss per share for each of the periods presented is calculated as follows:

	For the Nine Months ended September 30,
	2018	2019
	$	$
Numerator:
Net loss attributable to ordinary shareholders	(684,618)	(1,179,010)

Denominator:
Weighted-average number of shares outstanding - basic and diluted	337,804,410	428,606,948

Basic and diluted loss per share:	(2.03)	(2.75)

The potentially dilutive securities such as share based payments, preference shares and convertible notes were not included in the calculation of dilutive loss per share because of their anti-dilutive effect.

During the period ended September 30, 2018 and 2019, respectively, the Company issued 3,200,000 and 6,000,000 Class A ordinary shares to its share depositary bank which will be used to settle share incentive awards upon their exercise. No consideration was received by the Company for this issuance of Class A ordinary shares. These Class A ordinary shares are legally issued and outstanding but are treated as escrowed shares for accounting purposes and therefore, have been excluded from the computation of loss per share. Any Class A ordinary shares not used in the settlement of share incentive awards will be returned to the Company.

During the period ended September 30, 2018 and 2019, respectively, 727,907 and 5,119,481 issued Class A ordinary shares were used to settle the exercise of share incentive awards.

SEA LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

12.          RELATED PARTY TRANSACTIONS

(a)	Related parties (1)

	Name of related parties	Relationship with the Company

i)	Tencent Limited and its affiliates (“Tencent”)	A shareholder of the Company
ii)	Vexere Joint Stock Company (“Vexere”)	An associated entity of the Company
iii)	Suzhou Topgames Network Technology Co., Ltd (“Suzhou Topgames”)	An associated entity of the Company

(1)	These are the related parties that have engaged in significant transactions with the Company for the nine months ended September 30, 2018 and 2019.

(b)	The Company had the following significant related party transactions for the nine months ended September 30, 2018 and 2019, respectively:

	Nine months ended September 30,
	2018	2019
	$	$
Royalty fee and license fee to:
- Tencent	70,867	92,659

Royalty fee and license fee from:
- Tencent	2,631	1,480

Rack rental income from:
- Tencent	516	344

Services provided by:
- Tencent	5,661	15,299

Interest expense to:
- Tencent	1,811	844

Issuance of convertible notes to:
- Tencent	50,000	–

Conversion of convertible notes (principal amount) by:
- Tencent	–	100,000

SEA LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

12.          RELATED PARTY TRANSACTIONS (continued)

(c)	The Company had the following related party balances as of December 31, 2018 and September 30, 2019:

	As of
	December 31, 2018	September 30, 2019
	$	$
Amounts due from related parties:
Current:
- Tencent	5,224	816
- Vexere	−	496
- Suzhou Topgames	−	281

Convertible notes (principal amount) due to:
Non-current:
- Tencent	150,000	50,000

Amount due to related parties:
Current:
- Tencent	46,025	45,959

SEA LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

13.          SEGMENT REPORTING

The Company has three reportable segments, namely digital entertainment, e-commerce and digital financial services. The Chief Operation Decision Maker (“CODM”) reviews the performance of each segment based on revenue and certain key operating metrics of the operations and uses these results for the purposes of allocating resources to and evaluating financial performance of each segment.

Description of Reportable Segments:

Digital entertainment – Garena’s platform offers mobile and PC online games across the region and develops mobile games for the global market. Garena is the region’s leader in eSports, it also provides access to other entertainment content and social features, such as live streaming of gameplay, user chat and online forums.

E-commerce – Shopee’s platform is a mobile-centric, social-focused marketplace. It provides users with a convenient, safe, and trusted shopping environment with integrated payment, logistics infrastructure and comprehensive seller services. Products from manufacturers and third parties are also purchased and sold directly to buyers on Shopee’s platform.

Digital financial services – AirPay provides a variety of payment services to individuals and businesses. It is an important payment infrastructure supporting the Company’s digital entertainment and e-commerce businesses. In addition, AirPay also integrates with third-party merchant partners and covers a broad set of consumption use cases.

A combination of multiple business activities that does not meet the quantitative thresholds to qualify as reportable segments are grouped together as “Other services”.

SEA LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

13.          SEGMENT REPORTING (continued)

Information about segments for the nine months ended September 30, 2018 and 2019 presented were as follows:

	For the Nine Months ended September 30, 2018
	Digital Entertainment	E-Commerce	Digital Financial Services	Other Services	Unallocated expenses(1)	Consolidated
	$	$	$	$	$	$
Revenue	331,207	147,918	9,114	55,505	–	543,744

Operating income (loss)	53,328	(602,873)	(23,742)	(42,596)	(47,928)	(663,811)
Non-operating income (loss), net						(18,096)
Income tax expense						(1,095)
Share of results of equity investees						(1,974)
Net loss						(684,976)

	For the Nine Months ended September 30, 2019
	Digital Entertainment	E-Commerce	Digital Financial Services	Other Services	Unallocated expenses(1)	Consolidated
	$	$	$	$	$	$
Revenue	731,935	531,705	6,017	128,497	–	1,398,154

Operating income (loss)	323,965	(800,340)	(65,578)	(28,710)	(90,524)	(661,187)
Non-operating income (loss), net						(462,204)
Income tax expense						(49,853)
Share of results of equity investees						(2,558)
Net loss						(1,175,802)

 (1) Unallocated expenses are mainly relating to share-based compensation, general and corporate administrative costs, such as professional fees and other miscellaneous items that are not allocated to segments. These expenses are excluded from segments results as they are not reviewed by the Chief Operation Decision Maker (“CODM”) as part of segment performance.

SEA LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

13.          SEGMENT REPORTING (continued)

Revenue from external customers is classified based on the geographical locations where the services were provided.

	For the Nine Months ended September 30,
	2018	2019
	$	$
Revenue

Indonesia	60,315	196,797
Taiwan	143,429	325,316
Thailand	130,895	275,099
Vietnam	136,789	252,205
Rest of the world	72,316	348,737
Consolidated revenue	543,744	1,398,154

No single customer accounted for 10 percent or more of the Company’s total revenue for the nine months ended September 30, 2018 and 2019.

14.          FAIR VALUE MEASUREMENT

The Company applies ASC topic 820, Fair Value Measurements and Disclosures. ASC 820 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. ASC 820 requires disclosures to be provided on fair value measurement.

ASC 820 describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

In accordance with ASC 820, the Company measures cash equivalents, restricted cash, available-for-sale investments and 2017 Convertible Notes at fair value. Cash equivalents are classified within Level 1 or Level 2 because they are valued using a quoted market prices or alternative pricing sources and model utilizing market direct or indirect observable inputs, such as the risk-free interest rate.

As of December 31, 2018 and September 30, 2019, Level 3 assets and liabilities of the Company included investments in convertible loans and preference shares of investees and 2017 Convertible Notes.

Investments in debt securities of investees - the Company used the Market approach to determine the equity value of the investees.  The fair value of debt securities was then derived from the equity value of the investees taking into account business risk, volatility and discount rates which requires the Company to make complex and subjective judgments.

SEA LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

14.          FAIR VALUE MEASUREMENT (continued)

2017 Convertible Notes – the Company used a binomial tree model to determine the fair value of the 2017 Convertible Notes. The binomial pricing model traces the evolution of the 2017 Convertible Notes’ key underlying variables in discrete-time. This is done by means of a binomial lattice (tree), for a number of time steps between the end of reporting periods, which were December 31, 2018 and September 30, 2019, and expiration dates. The valuation model requires the Company to make complex and subjective judgments on certain underlying inputs applied to the valuation models including the expected volatility of its share price and estimated credit spread as of December 31, 2018 and September 30, 2019.

Assets and liabilities measured at fair value on a recurring basis are summarized below:

	Fair value measurement at December 31, 2018
	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Unobservable inputs (Level 3)	Total
	$	$	$	$
Cash equivalents	10,137	–	–	10,137
Money market funds	304,335	–	–	304,335
Short-term investments	690	–	–	690
Available-for-sale investments – non-current	–	–	70,374	70,374
2017 Convertible Notes	–	–	(636,716)	(636,716)
Share appreciation rights	(106)	–	–	(106)
	315,056	–	(566,342)	(251,286)

	Fair value measurement at September 30, 2019
	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Unobservable inputs (Level 3)	Total
	$	$	$	$
Cash equivalents	63,178	–	–	63,178
Money market funds	437,070	–	–	437,070
Short-term investments	9,416	–	–	9,416
Time deposits – non-current	151	–	–	151
Available-for-sale investments – non-current	–	–	52,707	52,707
2017 Convertible Notes	–	–	(22,706)	(22,706)
Share appreciation rights	(964)	–	–	(964)
	508,851	–	30,001	538,852

SEA LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

14.          FAIR VALUE MEASUREMENT (continued)

Level 3 instruments measured at fair value on a recurring basis
$
Assets:
Available-for-sale debt securities
Balance at January 1, 2018	19,249
Investment during the period	33,000
Impairment loss	(144)
Unrealized fair value gain included in other comprehensive loss	26,400
Balance at September 30, 2018	78,505

Unrealized fair value loss included in other comprehensive loss	(8,131)

Balance at December 31, 2018	70,374

Impairment loss	(1,087)
Unrealized fair value loss included in other comprehensive loss	(16,580)
Balance at September 30, 2019	52,707

$
Liabilities:
Convertible notes
Balance at January 1, 2018	(726,950)
Fair value loss	(19,928)
Conversion into Class A ordinary shares	48,975
Balance at September 30, 2018	(697,903)

Fair value gain	61,187

Balance at December 31, 2018	(636,716)

Fair value loss	(466,102)
Conversion into Class A ordinary shares	1,080,112
Balance at September 30, 2019	(22,706)

The Company’s valuation techniques used to measure the fair value were derived from management’s assumptions of estimations. Changes in the fair value of the available-for-sale investment is recorded in the accumulated other comprehensive loss. Changes in the fair value of the 2017 Convertible Notes are recorded in the consolidated statement of operations.

SEA LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

15.          COMMITMENTS AND CONTINGENCIES

Purchase commitments

The Company has commitments to purchase property and equipment of $50,857 and $25,421, committed licensing fee payable for the licensing of game titles of $7,400 and $1,900, commitment to invest in certain companies of $8,473 and $20,044 as of December 31, 2018 and September 30, 2019, respectively.

Minimum guarantee commitments

The Company has commitments to pay minimum guarantee of royalty fee to game developers for certain online games it licensed from those game developers. As of December 31, 2018 and September 30, 2019, the minimum guarantee commitment amounted to $60,271 and $37,134 respectively, for its launched games and licensed but yet launched games.